Exhibit 99.1

Textainer to be Acquired by Stonepeak for $7.4 Billion

Textainer Shareholders to Receive $50.00 Per Share in Cash

HAMILTON, Bermuda and NEW YORK, October 22, 2023 – Textainer Group Holdings Limited (NYSE: TGH; JSE: TXT) (“Textainer”, “Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today announced that it has entered into a definitive agreement to be acquired by Stonepeak, a leading alternative investment firm specializing in infrastructure and real assets. Upon completion of the transaction and the redemption of Textainer’s Series A and B cumulative redeemable perpetual preference shares, Textainer will become a privately held company.

Under the terms of the definitive agreement, which was unanimously approved by the Textainer Board of Directors, Textainer common shareholders will receive $50.00 per share in cash, with the total value of the common shares equaling approximately $2.1 billion. This transaction represents an enterprise value of approximately $7.4 billion. The purchase price represents a premium of approximately 46% over Textainer’s closing share price on October 20, 2023, the last full trading day prior to the transaction announcement. The per share consideration paid to shareholders on the JSE will be in South African Rand at an exchange rate established in accordance with the merger agreement.

“This transaction has been made possible by our strong company foundation reaffirmed over the last several years, which allowed for both substantial capex growth and the strengthening of our business, further driven by our deep customer relationships,” said Olivier Ghesquiere, President and Chief Executive Officer. “By partnering with Stonepeak, we will gain access to investment capital and industry expertise, positioning us for continued growth in the years to come. I would like to especially thank our employees for all they have done to get us to this point and for the part they will play in the years ahead.”

“Textainer has operated since 1979, becoming a publicly traded company in 2007. After 16 years of operating in the public equity markets, we are very excited to start this new chapter as a private company. We’re particularly proud to have delivered a transaction that creates significant and immediate value for our common shareholders,” said Hyman Shwiel, Chairman of the Board of Textainer. “This transaction validates the success of Textainer’s strategy and the positive momentum in the business. With the support of an experienced partner like Stonepeak, we are well positioned to continue delivering high quality equipment and best-in-class service to customers worldwide.”

“Textainer forms a critical link in global trade. The business is underpinned by high-quality assets and contracted cash flows that provide substantial downside protection and resilient through-cycle performance,” said James Wyper, Senior Managing Director at Stonepeak. “These characteristics, along with Textainer’s commitment to customers and disciplined approach to capital expenditure, are what make the Company a leader in the sector. We look forward to working closely with Textainer to help further their strategy and growth.”

Approvals and Timing

The transaction is expected to close in the first quarter of 2024, subject to customary closing conditions, including approval by Textainer shareholders and the receipt of required regulatory clearances and approvals. The transaction is not subject to a financing condition.

The definitive merger agreement includes a 30-day “go-shop” period expiring at 12:01 a.m. Eastern Time on November 22, 2023, which permits Textainer and its financial advisor to continue to actively solicit and consider alternative acquisition proposals. There can be no assurance that this process will result in a superior proposal, and the Company does not intend to disclose developments with respect to the solicitation process unless and until it determines such disclosure is appropriate or is otherwise required.

Following the completion of the transaction, Textainer will continue to be led by its President and CEO, Olivier Ghesquiere, and will continue to be headquartered in Hamilton, Bermuda.

Prior to closing, Textainer intends to maintain its current quarterly dividend on both the Textainer common and preference shares. We currently expect that Textainer’s Series A and B cumulative redeemable perpetual preference shares will be called for redemption at the amount set forth in the applicable certificate of designation for such preference shares no later than 120 days following the closing. Shortly after completion of the transaction, Textainer common shares will no longer be listed on the New York Stock Exchange and Johannesburg Stock Exchange.

Advisors

BofA Securities is serving as financial advisor to Textainer. O’Melveny & Myers LLP is acting as lead legal counsel.

Deutsche Bank is acting as financial advisor to Stonepeak. Simpson Thacher & Bartlett LLP is acting as lead legal counsel.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with more than 4 million TEU in our owned and managed fleet. We lease containers to approximately 200 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our fleet, we buy older containers from our shipping line customers for trading and resale and we are one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 400 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary listing on the Johannesburg Stock Exchange (JSE: TXT). Visit www.textainer.com for additional information about Textainer.

About Stonepeak

Stonepeak is a leading alternative investment firm specializing in infrastructure and real assets with approximately $57.1 billion of assets under management. Through its investment in defensive, hard-asset businesses globally, Stonepeak aims to create value for its investors and portfolio companies, and to have a positive impact on the communities in which it operates. Stonepeak sponsors investment vehicles focused on private equity and credit. The firm provides capital, operational support, and committed partnership to sustainably grow investments in its target sectors, which include communications, energy and energy transition, transport and logistics, social infrastructure, and real estate. Stonepeak is headquartered in New York with offices in Hong Kong, Houston, London, Singapore, and Sydney. For more information, please visit www.stonepeak.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements.” Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals and failure to obtain the requisite vote by Textainer’s shareholders) in the anticipated timeframe or at all, including the possibility that the proposed acquisition does not close; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the definitive merger agreement, including in circumstances requiring Textainer to pay a termination fee; the possibility that competing offers may be made; risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the acquisition will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; continued availability of capital and financing; disruptions in the financial markets; certain restrictions during the pendency of the transaction that may impact Textainer’s ability to pursue certain business opportunities or strategic transactions; risks related to diverting management’s attention from Textainer’s ongoing business operation; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Textainer’s common shares, preference shares and/or operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition, other business effects and uncertainties, including the effects of industry, market, business, economic, political or regulatory conditions; decreases in the demand for leased containers; decreases in market leasing rates for containers; difficulties in re-leasing containers after their initial fixed-term leases; customers’ decisions to buy rather than lease containers; increases in the cost of repairing and storing Textainer’s off-hire containers; Textainer’s dependence on a limited number of customers and suppliers; customer defaults; decreases in the selling prices of used containers; the impact of COVID-19 or future global pandemics on Textainer’s business and financial results; risks resulting from the political and economic policies of the United States and other countries, particularly China, including but not limited to, the impact of trade wars, duties, tariffs or geo-political conflict; risks stemming from the international nature of Textainer’s business, including global and regional economic conditions, including inflation and attempts to control inflation, and geopolitical risks such as the ongoing war in Ukraine and activities in Israel; extensive competition in the container leasing industry and developments thereto; decreases in demand for international trade; disruption to Textainer’s operations from failures of, or attacks on, Textainer’s information technology systems; disruption to Textainer’s operations as a result of natural disasters; compliance with laws and regulations related to economic and trade sanctions, security, anti-terrorism, environmental protection and anti-corruption; the availability and cost of capital; restrictions imposed by the terms of Textainer’s debt agreements; and changes in tax laws in Bermuda, the United States and other countries.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect Textainer’s business described in the “Risk Factors” and “Information Regarding Forward-Looking Statements; Cautionary Language” sections of its Annual Report on Form 20-F and other documents filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”), all of which are available at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Textainer assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Textainer does not give any assurance that it will achieve its expectations.

Additional Information and Where to Find It

Textainer intends to file a proxy statement for a special meeting of the Textainer shareholders and may also file other relevant documents with the SEC regarding the proposed acquisition. This communication is not a substitute for the proxy statement (when available) or any other document that Textainer may file with the SEC with respect to the proposed transaction. The definitive proxy statement will be mailed or otherwise furnished to Textainer’s shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TEXTAINER AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about Textainer and the proposed transaction, once such documents are filed with the SEC free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Textainer will be made available free of charge on Textainer’s investor relations website at https://investor.textainer.com/.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Textainer and its directors and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from Textainer’s shareholders in connection with the proposed transaction. Information about Textainer’s directors and executive officers is set forth in Textainer’s Form 20-F, which was filed with the SEC on February 12, 2023. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement and other relevant materials regarding the acquisition to be filed with the SEC in respect of the proposed transaction when they become available. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It”.

Contacts

Textainer

Investor Relations

+1 415-658-8333

ir@textainer.com

Stonepeak

Kate Beers / Maya Brounstein

Corporate Communications

corporatecomms@stonepeak.com

+1 (212) 907-5100